Filed by ICO, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ICO, Inc. Commission File No.: 001-08327

[Transcription of ICO, Inc. Investor Conference Call on December 3, 2009]

Operator:
Good morning, ladies and gentlemen, and welcome to the Fourth Quarter and Year-end 2009 Earnings Report Conference Call.  At this time, all participants are in a listen-only mode.  Later, we will conduct a question and answer session.  Please note that this conference is being recorded.  I will now like to turn the call over to Mr. John Knapp, Jr.  Mr. Knapp, you may begin.

John Knapp:
Thank you:  Welcome to the 4th quarter and year end fiscal ’09 conference call; which today is also our announcement of the proposed combination with A Schulman.  With me, I have Charlotte Ewart, our general counsel, and Brad Leuschner, our chief financial officer.  Before we turn to the substantive matters, let’s listen to Charlotte.

Charlotte Ewart:
Thanks, John.

Please note that information reported on this call, speaks only as of today, December 3, 2009, and therefore you are advised that time sensitive information may no longer be accurate at the time of any replay listening.

Also I must caution everyone listening that certain matters discussed in this conference call are “forward-looking statements,” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  The Company’s statements regarding trends in the marketplace, potential future results, and statements regarding the merger (including the valuation, benefits, results, effects and timing thereof), the combined company and the attributes thereof, and whether and when the transactions contemplated by the merger agreement will be consummated are examples of such forward-looking statements.  Risks and uncertainties that could cause the forward-looking statements to become untrue or otherwise affect the outcome thereof include, without limitation: the failure to receive the approval of the Company's shareholders; satisfaction of the conditions to the closing of the merger; costs and difficulties related to integration of businesses and operations; delays, costs and difficulties relating to the merger and related transactions; restrictions imposed by the Company’s outstanding indebtedness; changes in the cost and availability of resins (polymers) and other raw materials; changes in demand for the Company's services and products; business cycles and other industry conditions; general economic conditions; international risks; operational risks; currency translation risks; the Company’s lack of asset diversification; the Company’s ability to manage global inventory, develop technology and proprietary know-how, and attract and retain key personnel; failure of closing conditions in any transaction to be satisfied; integration of acquired businesses; as well as other factors detailed in the Company's Form 10-K for the fiscal year ended September 30, 2008 and its other filings with the Securities and Exchange Commission.

Should one or more of such risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.  Any forward-looking statements are made only as of the date of this conference call and the Company undertakes no obligation to publicly update any such forward-looking statements to reflect subsequent events or circumstances.
During today's call, management will discuss both GAAP and non-GAAP financial measures.  With regard to the non-GAAP financial measures discussed on this call, those may include net income/loss as adjusted, net income/loss per common share as adjusted, operating income loss as adjusted, and net debt.  Please refer to the press release issued yesterday, on December 2, 2009, which can be found on the company's website, for disclosures about these measures and for reconciliation to the most directly comparable GAAP financial measures.

ICO will be filing a Current Report on Form 8-K that will contain additional information with regard to the merger. In connection with the proposed merger, A. Schulman and ICO intend to file specific materials relating to the transaction with the SEC, including a registration statement of A. Schulman, which will include a prospectus of A. Schulman and a proxy statement of ICO.   INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT A. SCHULMAN, ICO AND THE PROPOSED TRANSACTION.

Back to you, John.

John Knapp:	Wow, that was a mouthful. Thank you Charlotte, now let’s turn to Brad for the numbers both for our quarter and for the proposed combination with Schulman.

Brad Leuschner:
Thank you John.

Let me begin by discussing the merger agreement with A. Schulman, Inc.

Yesterday, our Board of Directors approved entering into a definitive merger agreement with A. Schulman.  A. Schulman is a leading international supplier of high-performance plastic compounds and resin used in a variety of consumer, industrial, automotive and packaging applications.  Schulman has 16 manufacturing facilities in North America, Europe and Asia.  Revenues for the fiscal year ended August 31, 2009 was $1.3 billion for A. Schulman.  A. Schulman has a strong balance sheet with cash and cash equivalents of $228 million and debt of $105 million as of August 31, 2009.

The consideration being paid is comprised of $105 million in cash and 5.1 million shares of A. Schulman stock.  Based on the closing price of A. Schulman stock as of yesterday, December 2nd, the consideration equates to approximately $6.79 per ICO share, assuming the cash-out of all ICO, Inc. stock options.  The $6.79 per ICO share is a premium of 51% over the closing price of ICO as of December 2nd, which was $4.50 per share.  The transaction is expected to close in the Spring of 2010, subject to ICO shareholder and regulatory approvals.

Now I will discuss the results for our fourth quarter.

Let me begin by discussing the comparison of the fourth quarter results of 2009 to the fourth quarter results of 2008.

As a result of the global recession, lower resin prices and the translation effect of the stronger US Dollar, revenues decreased 25% or $27.5 million to $80.5 million.  Our volumes declined 7% which reduced revenues by $7.0 million.  Lower average selling prices as a result of lower resin prices reduced revenues by $10.8 million and the translation effect of the stronger U.S. Dollar reduced revenues by $9.7 million.

Due in part from lower resin prices, our gross margin increased 330 basis points to 18.4%.  This increase helped offset the impact to gross profit from the decline in revenues.  Our SG&A was up slightly, but includes $525,000 of direct merger related expenses.  The translation effect of the stronger U.S. Dollar had the effect of reducing SG&A by approximately $800,000.

As a result of the lower gross profit and higher SG&A, operating income declined from $4.1M to $2.6M or 36%.

Interest expense declined $387,000 or 43% as a result of our lower debt levels which are down 36% from September 30, 2008 to September 30, 2009.  Our net debt is down even further.  Our net debt at September 30, 2009 was $9.9 million compared to net debt at September 30, 2008 of $44.3 million, a decline of $34.4M or 78%.

Our effective tax rate was 25% in the fourth quarter of this year.  This reduced rate was a result of tax credits of about $80K as well as the mix of pre tax income in the various tax jurisdictions we operate in.  In the prior year fourth quarter, our effective tax rate was 20% primarily due to a tax benefit recognized as a result of the closure of our plant in Dubai.

Net income was $1.6 million, or $.06 per share this year compared with $2.2M or $.08 per share in the fourth quarter of fiscal 2008.

Now looking at the sequential quarterly comparison.  For the first time in five quarters, we are reporting a revenue improvement.  This is a very good sign considering that the fourth quarter includes the month of August, which is a seasonally slow month for our European business.  Revenues increased $10.5 million or 15%.  Our sequential volumes improved 6%. Approximately 40% of this increase was a result of volumes obtained as a result of the Chroma and MicroPellets transactions.

The volume improvement increased revenues by $6 million and higher average selling prices as a result of higher resin prices increased revenues by $3.1 million.  The translation effect of stronger foreign currencies increased revenues by $1.4 million.

Gross margins improved 40 basis points to 18.4%, which along with the revenue improvement led to gross profit improving $2.2 million or 17%.

As mentioned earlier, SG&A for the quarter included $525,000 of direct merger related expenses which along with higher compensation costs and the translation effect of stronger foreign currencies, led to an increase in SG&A of $1.2 million or 14%.

Operating income improved $453,000 or 21% as a result of the improved gross profit.

Taking a look at our business segments, ICO Europe had the strongest improvement sequentially, a result of improved volumes of 5% during the quarter and improved margins.  ICO Polymers North America’s operating income improved 172% as a result of a 19% improvement in volumes.  Our Brazil segment had a 23% improvement in volumes and an operating income improvement of $228,000.  Bayshore’s operating income declined $705,000 or 40% primarily a result of a reduction in volumes of 11%.

Now turning to the balance sheet.  Our balance sheet remains very strong with cash on hand of $21.9 million, total debt outstanding of $31.8 million and with available global borrowing capacity at September 30, 2009 of $50.5 million.

We finished the year with cash flow from operations of $34.6 million.  This was primarily a result of lower working capital requirements due to lower business levels we experienced in 2009 compared to 2008, lower resin prices as well as our focus during the year on working capital.

Finally, in connection with the signing of the merger agreement, our Board of Directors cancelled the share repurchase plan yesterday.
John back to you.

John Knapp:
Thank you, Brad.

I will first cover operations and I’ll try to do that very briefly, then turn to the proposed combination with Schulman.

The big picture:

Last quarter we stated that our business had stabilized, and indeed it has.  We stated that we saw strength in Brazil and Malaysia, and that trend continues.  We announced the purchase of a business in Australia, and that purchase, together with an improving economy in Australia, has strengthened our business there.  In Europe we are gaining market share and our results are quite reasonable.  In the US, our volumes are slowly coming back, and our management is cautiously optimistic.

Our results for the quarter, as reviewed by Brad are acceptable.  Indeed, if we had not incurred extraordinary SG&A expenses, the operating results would have been much more encouraging.  This trend has continued into this quarter.  Our October volumes were quite acceptable, and our margins were quite good.  All of us are pleased with the month’s results.  That said, we remain cognizant that the macro picture, particularly here in the United States, is daunting. High unemployment and large government deficits cause us great concern.

Last quarter, I stated that our core profitability was intact.  And indeed it is.  As Brad has pointed out, our net income rose to $.06 per share, up from $.05 per share last quarter.  If we had not incurred the extraordinary corporate expenses these earnings would have been over $.07 per share.  These earnings were achieved with average estimated capacity utilization of just over 60%.  We continue to state that we’re proud of the work of the people at ICO during these times.

We believe we have a strong balance sheet, with net debt of just under $10 million, which should be attractive to the best of the resin producers who are our suppliers, and to wise customers whose businesses require a dependable source of processed resins.  Balance sheets are important.

Volume:

As you may recall, and as I am often reminded, measuring our business on volumes alone is not really an accurate measure of the success of the business.  It is however, the natural statistic, easily measured, which we continue to follow.  Due to movements in prices of resins and currencies, it is a better measure of our business than is revenues.

In the first quarter of fiscal year 2009, I remind you, the volumes were down just under 20% from the same quarter in the previous year.  In the second quarter, they were down 23% year-over-year, in the third quarter they were down 20% year-over-year.  In the fourth quarter, volumes were down 7% when compared to the fourth quarter of 08.  As mentioned earlier, we are quite satisfied with our October volumes, and so we have good reason for optimism.

We have confidence in our positions in the markets we serve, our nimbleness, and product mix should serve us to stabilize this business going forward.  And we would expect that ICO will be the first of the public resins processors to return to volume growth.

Margin:

This quarter, our gross margin was 18.4%, up from 18.0% in the last quarter.  While we are pleased with this increase, we believe there is ample room for improvement in margin over the long run; it just takes consistent work.

SG&A Percentage:

For the quarter, it was 12.2% of revenues, (inclusive of the $525,000 of direct costs which is about 6% of revenues which are related to the transaction with A. Schulman.

Let’s Get to Operations:

Bayshore Industrial:

With Bayshore’s prime location in the heart of the petrochemical industry in North America, and its scale as one of the largest operating compounding facilities in North America, Bayshore continues to manage well through these difficult periods.

Volumes at Bayshore were down 16% from the previous year’s fourth quarter, which led to an operating income reduction of 28% from the previous fiscal year’s quarter, from $1.5 million to $1.1 million.  We are hopeful, however, that this trend will not continue.  Our volumes at Bayshore in October were quite satisfactory. Current trials for new products or processes for customers are encouraging.

One should note that Bayshore’s operating income has averaged $11.7 million per year over the past four years.

IPNA, which is ICO Polymers North America:

While IPNA’s 4th quarter volumes continue to be weak, they have definitively turned upwards.  They were up 3% from a year ago, while the previous quarter comparison to fiscal 08’s third quarter was down 36%.  Clearly, we remain confident in the management team at IPNA and their position in the market.  While it may take a few quarters to shake out, we expect to see the competitive landscape improve.

IPNA’s operating income was $600,000 in the fourth quarter, up from $400,000 a year ago.

Please note that average operating income at IPNA has been $4.7 million over the past four fiscal years.

ICO Asia Pacific (Australasia):

Our business in Malaysia continues to be quite reasonable.  In Australia it is exciting times, as we absorb the business of Micro Pellets, and move out of our old Melbourne plant and into the former Micro Pellets plant.

Last quarter we announced the transaction with Micro Pellets, which was a relatively new player in the roto powder space in Australia.  It was funded and owned by an entrepreneurial family there, and it was an ideal acquisition candidate for ICO.  Its volumes were approximately half of ours.  Micro Pellets’ plant in Melbourne is much larger and much more efficient than our old plant, so we are closing our plant and moving into the Micro Pellets facility.  While we have benefited from the volume increase in the fourth quarter, our expectations are that this transaction will not positively impact our earnings until the second quarter of fiscal 2010, as we are incurring the costs of relocating from our old plant.  The relocation and integration is an intensive effort and we are grateful to all of the team in Australia for their work and commitment in this effort.

As noted earlier, our Malaysian operations are performing well.  We are expanding our compounding capacity for Bayshore products in that market with the installation of a second production line.  That line has now been shipped from Bayshore in LaPorte, Texas and will arrive in Malaysia this month.  It is scheduled to begin commercial production in April.

As you know we closed our Dubai operation last year.  During this past quarter we incurred $135,000 in costs related to Dubai, we do not anticipate incurring any further costs in Dubai going forward.  This has been a painful learning experience, but imagine what it would cost if we tried to exit today!

The Asia Pacific region had ($5,000) in operating loss in the quarter, including the Dubai losses.  This compares to an operating income of $171,000 in the previous quarter, and an operating income of $210,000 a year ago.  Volumes processed in the region declined 10% from the previous year (a portion of which is attributed to Dubai), a result of the slower economy.

Over the past four years, four fiscal years, our average operating income (excluding goodwill impairment in 2009) in the Asia Pacific business unit has been $1.9 million.  Clearly, we have great expectations that this region, under Derek Bristow’s leadership, will perform well in the future.

Europe:

As noted in all calls, we have great leadership in Europe in Derek Bristow, and are building a strong management team to support our efforts.  The results speak for themselves.

While our numbers in Europe continue to be impacted by the slowing economy, they also reflect the strength of our position in the market.  We earned $2.6 million in operating income during the quarter, compared to $2.8 million for the same quarter last year.  Volumes were down 2% from the previous year.  We suspect that we are winning market share as we think the European demand has fallen more dramatically than our volumes have fallen.  And we continue to see opportunities for improvement.

Over the past four fiscal years, our average operating income in Europe has been $8.5 million per year.

Brazil:

In the past calls, we have voiced confidence in our management team and the market position in Brazil.  This quarter, that confidence was confirmed.  Our operating income was $218,000, compared to operating income of $429,000 in the same quarter last year.  Volumes were down 21% year-over-year. Our October results, however, were very strong. As suggested in previous calls, our Board has approved expanding our compounding capacity in Brazil.  We will be adding an additional line in our Sao Paulo plant which we call Americana.

As we have stated consistently, we see opportunities to expand our business in this market so that it becomes more meaningful to ICO.  We expect Brazil and all of Central and South America to become more significant to ICO in the future.

During the past four fiscal years, operating income in Brazil has averaged $251,000 per year.

Big Picture:

We believe that ICO is well positioned to prosper in the current economic and global environment. We have a lean, focused management team that has proven it can weather these storms, and our plants are well located across the globe.  And evidently, this confidence is shared by A. Schulman.

The A. Schulman transaction.

During the course of our search process for a new CEO to lead ICO into the future, we were approached by A. Schulman, who expressed interest in acquiring ICO.

Although we had great confidence in our own future as an independent company as we explored this possibility, we grew to appreciate the energy and change taking place at Schulman under the leadership of Joe Gingo, and further, we grew to understand the remarkable synergies that could develop in a combination of the two companies.

We entered into this discussion with Schulman thoughtfully and deliberately.  We selected JPMorgan as an advisor, Arthur D. Little as consultants, and both Baker Botts and Locke Lord as legal advisors.  We have explored our future both as an independent company and in combination with Schulman.

In the end, it is our management’s and our board’s opinion that the combination with Schulman, on the terms we have negotiated (approximately half cash and half stock), is compelling and is expected to deliver the potential for extremely attractive returns to our shareholders.  The potential synergies in this combination are quite substantial.  Schulman estimates the synergy run-rate by the end of fiscal 2011 at approximately $15 million, which includes global purchasing activities, tax benefits and the elimination of duplicative corporate costs.

As approximately half of the consideration received by ICO shareholders will be shares in Schulman, our shareholders will share in the upside of those synergies, while enjoying a substantial dividend.  Beyond the potential synergies, I note that the chemistry between our operating leaders at ICO and the operating leaders at Schulman is very good.  The potential in this combination is exciting.

The combined companies will be among the leaders in Masterbatch for the film/packaging industry, rotomolding powders, size reduction/shaping, and engineered plastics.

Finally, I have referred to the changes brought about at Schulman by Joe Gingo.  He has proven himself to be decisive and visionary.  He has emphasized the need to listen and to develop consensus.  He has embraced substantial change at Schulman during the approximate two years he has led Schulman.

Early on in our conversation with Schulman, Joe told us that his father, who had immigrated from Italy, had worked his way up from a plant laborer at Schulman to become plant manager at the Akron plant.  This fact clearly drives Joe, in a very personal manner, and enhances his desire to see Schulman succeed. Joe will need this drive, as Schulman faces challenges in this industry.

ICO brings to the combination a spirit of entrepreneurship, which if nourished, can benefit the combined companies greatly.  The risk is that this spirit becomes buried in the larger organization.  Joe knows and appreciates this risk.

In closing, I thank the ICO team members throughout the globe for their support and effort over the past four years.  We have accomplished a great deal.  We’ve learned to work together regardless of plant location or nationality, and to treat our associates across the globe with respect.  So the announcement of the merger with Schulman is bittersweet indeed. We’re giving up our independence as a lean and effective team to join a larger organization. It will be a different environment.  But we are excited for our customers, suppliers, employees, and shareholders.

We’ll take questions now; however, we ask you to understand we are limited in our ability to respond as this transcript will be filed with the SEC as preliminary proxy materials.  So, let’s take questions.

Operator:
Thank you.  We will now begin the question-and-answer session.  If you have a question, please press star and then one on your touchtone phone.  If you wish to be removed from the queue, please press the pound sign or the hash key. And if you are using a speakerphone, you may need to pick up the handset first before pressing the numbers.  Once again, for questions, please press star/one on your touchtone phone.

Our first question comes from Saul Ludwig from KeyBanc.

Saul Ludwig:	Good morning, everybody.

John Knapp	Good morning, Saul.

Saul Ludwig:	Hey, just a housekeeping thing. Brad, what did you spend on cap spending last year, and what do you think it has to be next year?

Brad Leuschner:	We spent approximately $1.6 million in the fourth quarter, and our budget for next year is $8 million.

Saul Ludwig:	What'd you spend for all of the year?

Brad Leuschner	Oh, for all of the year. Hold on a second.

John Knapp:	He's pulling through papers quickly here.

Brad Leuschner:	$3.9 million.

Saul Ludwig:	That's all you spent, 3.9 million on cap spending?

Brad Leuschner	Right.

Saul Ludwig:
Okay. John, this is very exciting and, as you know, we know both companies and it's a very exciting moment. You talked about the - - I think you gave three areas of synergies. I think it was G&A, taxes, and what was the other one?

John Knapp:	Purchasing.

Saul Ludwig:
Oh purchasing, right.  You know you commented that you're operating your facilities at 60% of capacity, and I think Schulman's a whole lot higher than that.  Are there some additional synergies that are possible through manufacturing consolidations?

John Knapp:
Saul, that's a possibility.  We have pretty…  Our…  We're going to have to study how the organization pulls together, so there's certainly - - it's premature to speculate on any real serious changes. I realizes that's vague, Saul.

Saul Ludwig:	Can you talk about tax savings because you talk about what you mean by that? How do we get tax savings in this deal?

John Knapp:
All right, Saul, what I've been told is to tell you refer to the agreement and the proxy statement when we file it.  But I have to add, ICO pays taxes in the U.S., because we earn money in the United States.

Saul Ludwig:	I gotcha, and that won't be necessary to gather for a while. Okay, this sounds very, very encouraging and look forward to hearing more as we move onward.

John Knapp:	Thank you, Saul.

Operator:	Our next question comes from Miles Arvidson from Dominick & Dominick.

Tony Reiner:
Hi. It's Tony Reiner.  How are you? Thanks so much for taking the call and congratulations.  Brief question:  So when we're trying to figure out the terms of what shareholders are going to get, we need to value it based on shares outstanding and that includes and there's, if you read the merger agreement, options and dissenting shares.  Can you walk us through exactly the option scale please?

Brad Leuschner:	Well again, the total… This is Brad. The total consideration that they are paying is $105 million in cash and 5.1 million of their shares. That's a fixed number.

Tony Reiner:	Right.

Brad Leuschner:	The…

Tony Reiner:	And that is… Go ahead, I'm sorry.

Brad Leuschner:	I was just going to say, the options that we have outstanding are approximately 955,000 options that are outstanding as of yesterday.

Tony Reiner:
Outstanding as of yesterday, all right.  How many of those can fluctuate?  What's in the money and what's not in the money between now and the close, and how would it affect… Because it would affect the ratios and everything.

Brad Leuschner:	The… As of yesterday, almost all of those are in the money, but that will… Obviously, the stock price of A. Schulman will dictate in the end how many of those end up being in the money.

Tony Reiner:
Right.  And so to figure out the exact numbers, and this is based, by the way, the amount of options in the money and the exact ratios be determined upon close, a day before the close, a week before the close, at close?

Brad Leuschner:
The… On the options, and again I'm going to refer to the agreement once we get filed, but you'll see that it's in there and it says that the option - - the value of the options or the spread on the options is going to be determined on the ten consecutive trading days ending with the fifth complete trading day prior to but not including the closing date.  Okay, so roughly…

Tony Reiner:	Oh okay.

Brad Leuschner:
Okay, that ten-day period, 15 days prior to the effective date of the closing, that ten-day average period is what's going to determine the - - I guess the cash settlement value of the options that are in the money.

Tony Reiner:	Gotcha. Do the per share numbers in the press release take into - - take those options into account, take the options and the money into account as of yesterday?

Brad Leuschner:	It does. Yes, as of yesterday using A. Schulman stock price as of yesterday, yes.

Tony Reiner:	Right. And so if… Can you walk us through, suppose a 10% move upwards, how many more shares would be in the money, if any?

Brad Leuschner:	Yeah, I do not. I don't have that number in front of me.

Tony Reiner:	Okay. I assume I have to go through filings to get through that number and when the scale lies and everything? Hello.

Brad Leuschner:	Yeah, you'll have to go through the filings.

Tony Reiner:
Understand. I mean it shouldn't fluctuate all that much, but there's a possibility it can.  Now… And I understand in the merger agreement as I read, there's also a possible adjustment for dissenting shares.  Is there any restricted stock I should be aware of or any other options, any other possibility for adjustments? There's no restricted stock, right?

Brad Leuschner:	We do have restricted stock outstanding. That’s included in our total shares outstanding, which as of yesterday were 27.7 million shares.

Tony Reiner:	And that's already included in the press release, right, and in the filing and everything?

Brad Leuschner:	It was… Yes. Yes.

Tony Reiner:	Gotcha. Okay, I will go through it and speak to you offline if need be. And thanks so much; I really appreciate it.

Operator:	Our next question comes from Christopher Butler from Sidoti & Company.

Christopher Butler:	Hi. Good morning, guys.

John Knapp:	Hey, Chris.

Brad Leuschner:	Hi, Chris.

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Christopher Butler:
I was interested as to when your conversations with Schulman started, and could you give us an idea of why you think this is the right time to be acquired versus a year from now when we may be looking at a better economic environment globally?

John Knapp:
First, our conversations with Schulman began in the Spring of this year.  Second, we had known Schulman for a reasonable period of time, Chris.  They have been a customer of ours.  Third, we have grown to have respect and confidence in the leadership of Schulman and the changes that have been being made in Schulman and as a result of that respect and the fact that our shareholders can participate if Schulman is successful in integrating our business and keeping our entrepreneurship in place, if there is this economic recovery, then we have the ability to participate in it through the shares that our shareholders will receive in A. Schulman.  Does that answer your question?

Christopher Butler:
It does. Now as far as the timing of making the deal today, the shares of ICO for some time have traded at a discount to peers. If we move further and further out of the recession, wouldn't that discount go away and give you a better opportunity to sell down the road?

John Knapp:
Well, Chris, you're a great analyst, okay. I'm going to talk to you about a one general principle that I think has come to pass now, which is the cost of capital for small firms has risen over the past year and I'm not sure that's going to change.

Christopher Butler:	All right, I can appreciate that. Now you had mentioned as well that you had costs for the exit of Dubai of, I think you said 135,000 in the quarter. Do you have an annual number for those costs?

John Knapp	I'll bet Brad can find one.

Brad Leuschner:	Just a second.

Christopher Butler:	And while you're looking, I was going to follow-up with any acquisition professional services expenses over the course of the year as well.

Brad Leuschner:
Okay, the Dubai…  At the operating income or loss level, Dubai was $1.3 million for 2009.  And other than the merger related expenses that we mentioned earlier in the call related to this A. Schulman merger, 525,000, any other acquisition costs were immaterial.

Christopher Butler:
And one final question and then I'll go back into the queue.  I'm sure you have a few questions here.  Where do you compete with Schulman the hardest?  At what region of the world would they pose the - - up until today obviously pose the biggest threat?

John Knapp:	All right, Chris, this one is going to get answered by a lawyer.

Charlotte Ewart:	Oh, I'm not going to answer that question. We have no comment on those issues.

Christopher Butler:	All right, I appreciate that. I'll go back in the queue.

John Knapp	All right, thank you, Chris.

Operator:	Our next question comes from Dimitry Silversteyn from Longbow.

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Dimitry Silversteyn:
Good morning. Just a couple of questions. I want to make sure I understand what's going on in your markets a little bit better.  You mentioned in your prepared remarks that you expect to be the first of the plastic processors to see volume growth returning as early next year.  Can you give me an idea of what's behind that statement? Is it your positioning geographically or the end markets that you're in or is it all about internal execution?

John Knapp:
How about all three?  I think that's the first response.  But we made it clear that we think that we have made a very good acquisition in Australia that will turn - - that will allow that market to - - that business to turn nicely.  We think that's there disarray in our competitors in a lot of markets, and we like our global footprint with 65% of our volumes and revenues outside of the United States.  Is that the right figure, Brad?

Brad Leuschner:	Let me… I know it's right around there. Hold on a second. It was, yes, 67% overseas.

John Knapp:
67% overseas.  We make it clear that we have additional capacity going into Malaysia immediately and as fast as we can get an extruder in place into Brazil, we need that capacity today.  So that's the rationale for it.

Dimitry Silversteyn:
And when you talked about picking up market share, I think you said that with respect to European volume growth that you saw sequentially.  Was that the function of the competitors being in disarray that you mentioned before or is there particular wins that you have on larger size contracts?

John Knapp:	I'm going to tell you, I think it's because we've got a management team that's put their act together over there. I think that's the real reasonable winning there. Does that make sense?

Dimitry Silversteyn:
It absolutely does make sense.  And then the final question I have is on raw material costs or resin costs. You've talked about the help that you've gotten from lower year-over-year resin costs, but those prices are starting to go up.  So how do you see…  In the absence of a strong volume recovery, how do you see your margins performing as we head into fiscal 2010?

John Knapp:
Well, I guess if I were to be honest and I'd state the best position for a firm like ICO is to have resin prices rising slightly and steadily. That's the best way that it would affect your margins.  They don't seem to do that often, so we have to be astute buyers of resin, astute in managing our inventory, and I think we've got the team in place that's doing that.

Dimitry Silversteyn:	Okay. Thank you very much. I'll go back into queue.

Operator:	As a reminder, you can press star/one on your touchtone phone if you have a question. We have a follow-up question from Miles Arvidson. Please go ahead.

Tony Reiner:
Hi. It's Tony Reiner again.  And so sorry to hammer on this question, I'm just doing the math and it seems there's something I don't understand. If we're using 28.555 shares outstanding, which include restrictive stock and the options in the money, then the 105 million I understand gets me to around a 367 approximation.  But if I'm using 5.1 million shares of fixed amount of 5.1 million shares, then it doesn't seem to add up to the 0.184 shares that shareholders are given.

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Brad Leuschner:
The 0.184 was taking 5.1 million shares divided by the number of common shares outstanding including restricted, the 27.7 million number I mentioned earlier.  So again, the assumption in the press release is that all stock options, the majority of them anyway, the ones that are in the money, which earlier I said are the majority of them are, all of these be cashed out and that'll come out of the cash piece.  So the 0.184 exchange ratio is simply 5.1 million divided by the 27.7 million that we have outstanding as of yesterday.

Tony Reiner:	Oh, and so we're taking out the 955,000 options?

Brad Leuschner:	Correct.

Tony Reiner:	They're going to be cashed out separately?

Brad Leuschner:	Correct. Correct, comes out of the cash.

Tony Reiner:
Oh, it comes out of the cash.  So the 105 million cash is basically incorporates the… So is the 105 million a net number then, it already accounts for the options that are being cashed out or do we have to subtract that from 105 million?

Brad Leuschner:
No, you do have to subtract it.  It is not a net number.  And I'll tell you, the number yesterday, okay, just yesterday based on yesterday's closing prices for A. Schulman is approximately $3.4 million of cash to settle the options that we had outstanding that were in the money, that's approximately. That's as of yesterday, okay, but that - - I think that number will help you get there.

Tony Reiner:	Gotcha. So instead to figure out the cash for shares, it's not 105 million, I'm actually going to use 105 minus 3.4, so 101.6 million cash left, right?

Brad Leuschner:	Cash left after all the options are settled to in exchange for the common shares outstanding at that time, yes, I think you got it.

Tony Reiner:	Right. Now, when I'm doing that calculation, 101.6 million, am I also dividing it by the 27.7…

Brad Leuschner:	You got it.

Tony Reiner:	and so I'm taking out the options too, okay.

Brad Leuschner:	Yeah.

Tony Reiner:	So it's not… I gotcha. So I'm going to take out the options and make them kind of a separate pot, a separate calculation for lack of a better term?

Brad Leuschner:	Yes.

Tony Reiner:	Gotcha so… And my denominator is basically going to be common plus restricted.

Brad Leuschner:	Yes.

Tony Reiner:	…and not including the options, understand. Thank you so much. Sorry to hammer it. Just I want to be clear. Thanks so much.

Brad Leuschner:	Okay.

Tony Reiner:	Okay.

Operator:	A follow-up question from Saul Ludwig.

Saul Ludwig:	Hi. What are your three or four biggest resin raw material purchases? What resins are they? I mean PVC or polypropylene or what?

John Knapp:	Saul, it's linear low density polyethylene. That is by far our largest purchase.

Saul Ludwig:	Okay. Anything next to that or it just dwarfs everything else?

John Knapp:	It dwarfs everything else.

Saul Ludwig:	Okay. So with that, you think there's a lot of synergies in raw material purchase? Schulman has made phenomenal progress in that area already.

John Knapp:	You know, Saul, while we think we're effective as in the way we're running our business today, we're a small player buying from huge resin producers. Correct?

Saul Ludwig:	Right.

John Knapp:
Okay, and I have vignette, Saul.  We buy from a very fine resin producer in Europe.  We think we buy very competitively.  We do a good job of it.  We think we get very fair prices from them and a couple of months ago, our European manager learned that that producer had resin that they had sold to a trader out of the U.S. and it was coming over to Europe and it was 15% less than the resin price - - the price that we were buying resin from the same producer in Europe.  And I suspect that as we gain size or in a combination, we would be more likely not to have that kind of event take place.  Does that make sense to you?

Saul Ludwig:	Yeah, that makes very good sense.

John Knapp:	And that could turn it out to be a significant synergy.

Saul Ludwig	Okay. Thank you very much.

John Knapp:	All right, Saul.

Operator:	Our next question comes from Christopher Butler. Please go ahead.

Christopher Butler:
Hi, guys. I just wanted to circle back on the demand environment. I think you said that volumes in the fourth quarter were down 7% for the Company as a whole. Could you remind me what the volumes were down in the fourth quarter of fiscal '08?

Brad Leuschner:	Yes. Okay, so you're asking Q4 of '08 compared to Q4 of '07?

Christopher Butler:	Right. Right.

Brad Leuschner:	Volumes were down 21% in that quarter, Q408 versus Q407.

Christopher Butler:	All right. And John sounded more (inaudible) on the October numbers, have you seen enough of November to kind of bear that through that month as well?

John Knapp:	No, we've been so busy with doing everything else, we haven't looked at anything about November yet.

Christopher Butler:
And final question: You had mentioned that you thought that there was going to be a good chemistry between Schulman and ICO.  Schulman's progress towards a more innovative culture, it's still fairly new.  Could you give me an idea of what it is at Schulman that makes you think that this is going to be a good fit?  Is it simply the direction management is moving the company, or do you see specific details within Schulman that leads you to think that this is going to be a more innovated differentiated type of business going forward?

John Knapp:
Chris, I'm telling you that I've been incredibly impressed with the senior leadership at Schulman and the changes that they brought about. Their approach to global purchasing I think is very intelligent.  The fact that they sold the Canadian plant or closed the Canadian plant that they had and they sold their Orange, Texas, plant and they did that rapidly after Mr. Gingo had gotten into the position, those are great moves.  They brought a man over that we have met and gotten to know a little over from Europe who's working on turning around the engineered products activities in the United States. He's very bright. He's very focused. It's exciting to see what he's thinking about.  We've met the management in Europe, the senior management in Europe. We've met very dynamic senior management in Mexico and we think that we can do some things with that team that are truly interesting. I think that that probably covers it.

Christopher Butler:	I appreciate your time.

John Knapp:	Okay, Chris.

Operator:	Once again, for any questions, please press star/one on your touchtone phone. At this moment, I'm showing no further questions in queue.

John Knapp
Okay, great.  Thank you all for participating on this call and we suspect that we're going to have another quarter call in February and hope that we'll have a variety of you all onboard at that time. Good-bye.

Operator:	Thank you, ladies and gentlemen. This concludes today's conference. We thank you for participating. You may now disconnect.

Please Note:	Proper names/organizations spelling not verified. [sic] Verbatim, might need confirmation - - Indicates hesitation, faltering speech, or stammering.

Forward-Looking Statements

Certain matters discussed in this conference call are “forward-looking statements,” involving certain risks, uncertainties, and assumptions, intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  The Company’s statements regarding trends in the marketplace, potential future results, and statements regarding the merger (including the valuation, benefits, results, effects and timing thereof), the combined company and attributes thereof, and whether and when the transactions contemplated by the merger agreement will be consummated are examples of such forward-looking statements.  The following is a non-exclusive list of risks and uncertainties, and circumstances that present risks, that could cause the forward-looking statements to become untrue or otherwise affect the outcome thereof including without limitation: the failure to receive the approval of the Company’s shareholders; satisfaction of the conditions to the closing of the merger; costs and difficulties related to integration of businesses and operations; delays, costs and difficulties relating to the merger and related transactions; results of cash/stock elections of shareholders; restrictions imposed by the Company’s outstanding indebtedness; changes in the cost and availability of resins (polymers) and other raw materials; changes in demand for the Company's services and products; business cycles and other industry conditions; general economic conditions; international risks; operational risks; currency translation risks; the Company’s lack of asset diversification; the Company’s ability to manage global inventory, develop technology and proprietary know-how, and attract and retain key personnel; failure of closing conditions in any transaction to be satisfied; integration of acquired businesses; as well as risk factors and other factors detailed in the Company's and A. Schulman’s respective most recent form 10-K and other filings with the Securities and Exchange Commission.

Should one or more of such risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.  Any forward-looking statements are made only as of the date of this conference call, and the Company undertakes no obligation to publicly update any such forward-looking statements to reflect subsequent events or circumstances.

Additional Information

In connection with the proposed merger, A. Schulman and ICO intend to file specific materials relating to the transaction with the SEC, including a registration statement of A. Schulman, which will include a prospectus of A. Schulman and a proxy statement of ICO.   INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT A. SCHULMAN, ICO AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about A. Schulman and ICO, without charge, at the SEC’s web site at www.sec.gov.  Copies of A. Schulman’s SEC filings may also be obtained for free by directing a request to Schulman’s Investor Relations Department at 330-668-7302.  Copies of the Company’s SEC filings may also be obtained for free by directing a request to ICO’s Investor Relations Department at 713-351-4100.  ICO expects to file a Current Report on Form 8-K that will contain additional information with regard to the merger.

Participants in Solicitation

A. Schulman, ICO and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ICO’s stockholders in respect of the merger. Information about these persons can be found in several documents:  (i) A. Schulman’s proxy statement relating to its 2009 Annual Meeting of Stockholders, as filed with the SEC on November 6, 2009, (ii) A. Schulman’s Current Reports on Form 8-K, as filed with the SEC on September 2, 2009 and October 30, 2009, (iii) ICO’s proxy statement relating to its 2009 Annual Meeting of Shareholders, as filed with the SEC on January 23, 2009, and (iv) the Company’s Current Reports on Form 8-K, as filed with the SEC on December 11, 2008, January 22, 2009, May 12, 2009 and August 6, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement and prospectus to be filed with the SEC in connection with the proposed transaction.

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